ALIGNVEST ACQUISITION CORPORATION
as the Corporation

and

EQUITY FINANCIAL TRUST COMPANY
as the Warrant Agent

WARRANT AGENCY AGREEMENT
June 24, 2015

- i -

- ii -

- iii -

ADDENDA

SCHEDULE “A” ALIGNVEST ACQUISITION CORPORATION FORM OF WARRANT CERTIFICATE

SCHEDULE “B” FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE “C” FORM OF ELECTION

- iv -

WARRANT AGENCY AGREEMENT

THIS AGREEMENT made as of June 24, 2015

BETWEEN:

ALIGNVEST ACQUISITION CORPORATION, a corporation incorporated under the laws of the Province of Ontario (the “Corporation”)

AND

EQUITY FINANCIAL TRUST COMPANY, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”) WHEREAS:

A.	All capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;

B.

In connection with the Offering, the Corporation has filed a prospectus dated June 16, 2015 (the “Prospectus”) qualifying for distribution 22,500,000 Class A Restricted Voting Units (or up to a maximum of 25,875,000 Class A Restricted Voting Units to the extent the Over-Allotment Option is exercised), each Class A Restricted Voting Unit consisting of one Class A Restricted Voting Share and one-half of one Warrant;

C.

In conjunction with the Offering, the Corporation intends to sell an aggregate of 846,000 Class B Units (or up to a maximum of 930,375 Class B Units to the extent the Over- Allotment Option is exercised) to the Founders (the “Founders Shares”), each Class B Unit consisting of one Class B Share and one-half of one Warrant;

D.

Upon the closing of the Qualifying Acquisition, each Class A Restricted Voting Share under its current terms (as of the date hereof) will, unless previously redeemed, be automatically converted into a Class B Share;

E.

Each whole Warrant entitles the Holder thereof to receive, upon payment by the Holder of the Exercise Price, and subject to adjustment and penalties in certain circumstances, one Class A Restricted Voting Share. The Warrants become exercisable commencing on the date that is 30 days following the date of the closing of the Qualifying Acquisition (the “Commencement Time”) (at which time, as the remaining Class A Restricted Voting Shares would under their current terms (as of the date hereof) have been automatically converted into Class B Shares, each whole Warrant would be exercisable for one Class B Share) and terminating at the Expiry Time upon the terms and conditions herein set forth;

F.	The Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

G.

All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

H.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

I.

The Warrant Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation and the Warrant Agent, the Corporation appoints the Warrant Agent as warrant agent to hold all rights, interests and benefits contained in this Agreement for and on behalf of those Persons who from time to time become holders of Warrants issued pursuant to this Agreement, and the parties hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Agreement, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

“Acceleration Event” shall have the meaning ascribed thereto in Section 3.3;

“Acquiring Person” shall have the meaning ascribed thereto in Section 4.1(1)(e)(i);

“Agreement” or “this Agreement” means this warrant agency agreement dated as of the date hereof between the Corporation and the Warrant Agent;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.5 are entered in the register of holders of Warrants; and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Book Entry Participant” means an institution that participates directly or indirectly in the Depository’s book entry registration system for the Warrants;

“Book Entry Warrant” means a Warrant that is to be held only by or on behalf of the Depository;

“Business Day” means any day of the year (prior to 5:00 p.m. Toronto time), other than a Saturday, Sunday or any day on which the main branches of Canadian chartered banks are closed for regular business in Toronto, Ontario;

“Capital Reorganization” shall have the meaning ascribed thereto in Section 4.1(1)(c);

“CDS” means CDS Clearing and Depository Services Inc., or such other Person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

“Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of the Warrant Certificate attached hereto at Schedule “A”;

“Class A Restricted Voting Shares” means the fully paid and non-assessable Class A Restricted Voting shares in the capital of the Corporation, forming part of the Class A Restricted Voting Units, as such Class A Restricted Voting Shares are presently constituted, provided that in the event of any adjustment in accordance with the provisions of Article 4 hereof, “Class A Restricted Voting Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Class A Restricted Voting Share” means any one of them;

“Class A Restricted Voting Units” means a Class A Restricted Voting unit of the Corporation, each such Class A Restricted Voting Unit consisting of one Class A Restricted Voting Share and one-half of one Warrant;

“Class B Shares” means the Class B shares in the capital of the Corporation, forming part of the Class B Units, and “Class B Share” means any one of them, provided that in the event any adjustment in accordance with the provisions of Article 4 hereof, “Class B Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Class B Share” means any of them;

“Class B Units” means a Class B unit of the Corporation, each such Class B Unit consisting of one Class B Share and one-half of one Warrant;

“Closing of the Offering” means the closing of the offering and sale of an aggregate of 22,500,000 Class A Restricted Voting Units (together with any Class A Restricted Voting Units that may be sold in connection with a concurrent exercise of the Over-Allotment Option) at a price of $10.00 per Class A Restricted Voting Unit pursuant to the Prospectus;

“Closing Price” means the closing price of the Shares at the end of each Trading Day on the TSX;

“Commencement Time” has the meaning ascribed thereto in recital (E);

“Confirmation” has the meaning ascribed thereto in Section 3.2(5);

“Convertible Securities” means securities of the Corporation (other than the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Shares;

“Corporation” means Alignvest Acquisition Corporation, and includes any Successor Corporation to or of Alignvest Acquisition Corporation which has complied with the provisions of Article 8;

“Corporation’s Auditors” means an independent firm of chartered accountants duly appointed as auditors of the Corporation, and as of the date hereof, means Ernst & Young LLP;

“Current Market Price” in respect of a Share at any date means the VWAP for the 20 consecutive Trading Days ending on the fifth Trading Day before such date on the TSX or, if the Shares are not then listed on the TSX, then on such other stock exchange on which the Shares are then listed as may be selected by the Directors or, if the Shares are not then listed on a stock exchange, on the over-the-counter market; provided that, if there is no market for the Shares during all or part of such period during which the Current Market Price thereof would otherwise be determined, the Current Market Price in respect of a Share shall in respect of all or such part of the period be determined by a nationally recognized accounting firm chosen by the Corporation;

“Depository” means CDS or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Corporation, with the consent of the Warrant Agent, acting reasonably, may designate;

“Designated Jurisdictions” means all of the provinces and territories of Canada being the jurisdictions agreed to between the Corporation and the Underwriters where the Units are to be sold pursuant to the initial public offering of the Corporation;

“Detachment Date” has the meaning ascribed thereto in Section 2.4(1);

“Director” means a director of the Corporation and “Directors” or “Board of Directors” means the board of directors of the Corporation or, whenever duly empowered, a committee of the board of directors of the Corporation;

“Dividends” means dividends or distributions (payable in cash or in securities, property or assets of equivalent value, as determined by the Board of Directors) declared payable on the Shares;

“Equity Shares” means the Shares (which for greater certainty, under their current terms (as of the date hereof), following the closing of the Qualifying Acquisition, means the Class B Shares) and any shares of any other class or series of the Corporation which may, from time to time, be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued Dividends;

“Escrow Funds” means the gross proceeds from the sale of the Class A Restricted Voting Units and the Class B Units (and any interest or other amounts subsequently earned on such proceeds, and any other amounts subsequently raised and placed in escrow pursuant to permitted future issuance(s) by the Corporation of additional Shares, together with any interest or other amounts subsequently earned thereon) held by the Warrant Agent, in its capacity as escrow agent, in a segregated trust account;

“Excess Amount” means, with respect to any Extraordinary Dividend, the aggregate absolute dollar value of such Extraordinary Dividend per Share (as determined by the Board of Directors in the case of non-cash dividends), less the Extraordinary Dividend Threshold;

“Exercise Date” means, with respect to any Warrant, the date on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3;

“Exercise Form” has the meaning ascribed thereto in Section 3.2(1);

“Exercise Price” has the meaning ascribed thereto in Section 3.2(1);

“Expiry Date” means, with respect to any Warrant, five years after the date of completion of a Qualifying Acquisition, provided that if such date is not a Business Day, the Expiry Date will be the next succeeding Business Day, further provided that if a Qualifying Acquisition is not consummated during the Permitted Timeline, the Expiry Date shall be the last date of the Permitted Timeline, and further provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3, the Expiry Date shall be determined in accordance with Section 3.3;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date;

“Extraordinary Dividend” means any dividend, together with all other Dividends payable in the same calendar year, that has an aggregate absolute dollar value (as determined by the Board of Directors in the case of non-cash dividends) which is greater than the Extraordinary Dividend Threshold;

“Extraordinary Dividend Threshold” means $0.25 per Share, unless such threshold shall have been adjusted in accordance with the provisions of Article 4, in which case it shall mean the adjusted threshold in effect at such time;

“Extraordinary Resolution” has the meaning ascribed thereto in Section 9.12 and Section 9.15;

“Founders” means the Sponsor, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, as the collective holders of the Founders Shares;

“Founders Shares” has the meaning ascribed thereto in recital (C);

“holders” without reference to Warrants, means the warrantholders as and in respect of Warrants registered in the name of the Depository and includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Participant or means, at a particular time, the persons entered in the register hereinafter mentioned as holders of the Warrants outstanding at such time;

“Holders” means the Persons, from time to time, who are registered owners of the Warrants, as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders of not less than 25% of the aggregate number of the Warrants then outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“Maximum Percentage” has the meaning ascribed thereto in Section 3.1(2);

“Offered Shares” has the meaning ascribed thereto in Section 4.2(1);

“Offering” means the offering and sale of an aggregate of 22,500,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit, plus up to an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit pursuant to the Over-Allotment Option;

“Officers’ Certificate” means a certificate signed by any one or more of the officers or Directors;

“Over-Allotment Option” means the non-transferable option granted by the Corporation to the Underwriters to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the Closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes;

“Participant” means a Person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its Qualifying Acquisition, being 21 months from the Closing of the Offering (or 24 months from the Closing of the Offering if the Corporation executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the Closing of the Offering but has not completed the Qualifying Acquisition within such 21-month period), which may be extended on written notice by the Corporation to Equity Financial Trust Company, as escrow agent, to up to 36 months with shareholder approval, by ordinary resolution of the holders of the Class A Restricted Voting Shares, approved by the Board of Directors and the consent (if required) of the TSX;

“Person” includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

“Prices” has the meaning ascribed thereto in Section 4.3(1);

“Privacy Laws” has the meaning ascribed thereto in Section 11.15;

“Prospectus” has the meaning ascribed thereto in recital (B);

“Qualified Institutional Buyer” means a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act;

“Qualifying Acquisition” means a qualifying acquisition within the meaning of Part X of the TSX Company Manual (as amended from time to time, and subject to any exemptive relief granted by the TSX);

“register” means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.7;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed thereto in Section 4.2(1);

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities regulatory authority in each of the Designated Jurisdictions;

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the Designated Jurisdictions, the published policy statements issued by the Securities Commissions and the rules of the TSX, as each may be amended from time to time;

“Shares” means the Class A Restricted Voting Shares for which the Warrants are conferred the right to acquire, provided that under their current terms (as of the date hereof), at the time of the closing of the Qualifying Acquisition, any issued and outstanding Class A Restricted Voting Shares remaining will automatically convert into Class B Shares, and all references to “Shares” herein would accordingly thereafter mean the Class B Shares (as the context requires), and provided that in the event of any adjustment in accordance with the provisions of Article 4 hereof, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them;

“Share Reorganization” shall have the meaning ascribed thereto in Section 4.1(1)(a);

“Special Distribution” has the meaning ascribed thereto in Section 4.2(2);

“Sponsor” means Alignvest Management Corporation;

“Subscriber” means any Person who has subscribed for Units;

“Subsidiary” shall have the meaning ascribed thereto in the Securities Act (Ontario);

“Successor Corporation” has the meaning ascribed thereto in Section 8.1;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Trading Day” means any day on which the TSX (or such other exchange on which the Shares are listed and which forms the primary trading market for the Shares) is open for trading;

“TSX” means the Toronto Stock Exchange;

“Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

“Underwriters” means, collectively, TD Securities Inc., Cantor Fitzgerald & Co., BMO Nesbitt Burns Inc., and CIBC World Markets Inc.;

“Unit Certificate” means a share certificate evidencing the Class A Restricted Voting Units or Class B Units, as applicable;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Colombia;

“Units” means, collectively, the Class A Restricted Voting Units and Class B Units;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Private Placement Memorandum” means the final U.S. private placement memorandum which contains the Prospectus pursuant to which a Qualified Institutional Buyer purchased the Class A Restricted Voting Units in the Offering;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“VWAP” means the volume weighted average trading price of the Shares on the TSX or such other principal stock exchange on which the Shares are trading, calculated by dividing the total value by the total volume of Shares traded for the relevant period;

“Warrant Acceleration Threshold Price” means $24.00 per Share, unless such price shall have been adjusted in accordance with the provisions of Article 4, in which case it shall mean the adjusted price in effect at such time;

“Warrant Agency” means the principal transfer office of the Warrant Agent in the City of Toronto, Ontario, and such other locations as the Corporation may designate with the approval of the Warrant Agent;

“Warrant Agent” means Equity Financial Trust Company or its successor or successors for the time being as warrant agent appointed hereunder, at its principal office in the City of Toronto, Ontario;

“Warrant Certificate” means a certificate, substantially in the form set forth in Schedule “A” hereto, to evidence those Warrants that will be evidenced by a certificate;

“Warrants” means the 11,673,000 share purchase warrants (or 13,402,688 share purchase warrants if the Over-Allotment Option is exercised in full) of the Corporation created and issued hereunder (together with additional Warrants pursuant to further issuances by the Corporation after the closing date of the Qualifying Acquisition, if applicable), and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise thereof and subject to adjustment in certain circumstances, one Share in accordance with the terms hereof, and “Warrant” means any one of them;

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” means, respectively, a written order, request, consent and certificate signed in the name of the Corporation by any one or more of the officers or Directors and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Corporation;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

Section 1.2	Meaning of “Outstanding” for Certain Purposes

Except as provided in Section 3.7, every Warrant Certificate countersigned and delivered by the Warrant Agent under this Agreement shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Agreement, provided however that:

(1)

a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Warrants evidenced thereby;

(2)

where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Warrants outstanding; and

(3)

for the purpose of any provision of this Agreement entitling Holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Agreement, Warrants owned legally or beneficially by the Corporation or any Subsidiary shall be disregarded, except that:

(a)

for the purpose of determining whether the Warrant Agent will be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

(b)

Warrants so owned that have been pledged in good faith other than to the Corporation or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent the pledgee’s right to vote the Warrants in the pledgee’s discretion free from the control of the Corporation or any Subsidiary pursuant to the terms of the pledge.

Section 1.3	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(1)	words importing the singular number include the plural and vice versa;

(2)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(3)

the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions used herein refer to this instrument and not to any particular article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

(4)

“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopy and scan (in PDF format);

(5)

“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(6)	reference to any statute, regulation or by-law includes amendments, consolidations, re- enactments and replacements thereof and instruments and legislation thereunder.

Section 1.4	Interpretation not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

Section 1.5	Applicable Law

This Agreement, the Warrants and the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any and all disputes arising under this Agreement, the Warrants and the Warrant Certificates, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of such Province.

Section 1.6	Language Clause

The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in the English language. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 1.7	Day Not A Business Day

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.8	Conflict

In the event of a conflict or inconsistency between a provision of this Agreement and in the Warrant Certificates issued hereunder, the relevant provision in this Agreement shall prevail to the extent of the inconsistency.

Section 1.9	Time Of The Essence

Time shall be of the essence of this Agreement, the Warrants and the Warrant Certificates.

Section 1.10	Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

Section 1.11	Severability

In the event that any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this Agreement, all of which shall remain in full force and effect.

Section 1.12	Schedules

Each of Schedule “A”, Schedule “B” and Schedule “C” to this Agreement is incorporated into this Agreement by reference.

ARTICLE 2
ISSUE OF WARRANTS

Section 2.1	Creation and Issue of Warrants

(1)	The Warrant Agent is hereby appointed as warrant agent in respect of the Warrants.

(2)

Subject to the terms and conditions of this Agreement, a total of 11,673,000 Warrants (or 13,402,688 Warrants if the Over-Allotment Option is exercised in full) entitling the holders thereof to acquire up to 11,673,000 Shares (or 13,402,688 Shares if the Over- Allotment Option is exercised in full) are hereby created (together with additional Warrants pursuant to further issuances by the Corporation after the closing date of the Qualifying Acquisition, if applicable) and authorized to be issued hereunder upon the terms and conditions herein set forth and shall be executed.

Section 2.2	Terms of Warrants

(1)	The Warrants shall be issued hereunder in accordance with the direction provided to the Warrant Agent pursuant to Section 2.5 and Section 2.6 hereof.

(2)

Upon the valid exercise of the Warrants after the Commencement Time and prior to the Expiry Time in accordance with Section 3.2 hereof, including payment of the Exercise Price in connection therewith, each whole Warrant shall entitle the Holder to acquire, subject to adjustment in accordance with Article 4 hereof, one Share.

(3)

All Warrants shall, save as to denominations, be of like tenor and effect. No certificate or other forms of ownership statement evidencing fractional Warrants shall be issued or otherwise provided for.

(4)	The number of Shares which may be acquired pursuant to the exercise of the Warrants shall be adjusted in the events and in the manner specified in Article 4.

(5)	All Warrants shall rank pari passu, or equally, and without preference over each other, whatever may be the actual date of issue thereof.

(6)	The Warrants and any rights thereunder shall expire in accordance with the provisions of Section 3.7.

(7)

All Warrants need not be issued at the same time and may be issued from time to time, consistent with the terms of this Agreement, if so provided herein, by or pursuant to such resolution of the Board of Directors or in an agreement supplemental hereto.

Section 2.3	Holder Not A Shareholder

Except as may be specifically provided herein or in the Warrant Certificates, nothing in this Agreement or in holding of a Warrant Certificate, entitlement to a Warrant or otherwise, shall be construed as conferring upon a holder or a Holder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive Dividends and other distributions.

Section 2.4	Detachment Date and Detachability of Warrants

(1)

The Class A Restricted Voting Shares and Warrants forming part of the Class A Restricted Voting Units shall begin separate trading on the 40th day following the Closing of the Offering or, if such 40th day is not on a Business Day, then on the immediately succeeding Business Day following such date (the “Detachment Date”).

(2)

Prior to the close of business on the Detachment Date, the Warrants forming part of the Class A Units shall be issued through the book entry registration system and no Unit Certificates will be issued in respect of such Warrants, except where physical certificates evidencing ownership in such securities are required, or as set out in Section 2.5 or Section 2.13, or as may be requested by the Depository, as determined by the Corporation, from time to time. Prior to the Detachment Date, the Warrants forming part of the Class B Units will be issued in the form of a Unit Certificate.

(3)

After the Detachment Date, the Warrant Certificates in definitive form authorized in Section 2.5 shall be created and shall be executed by the Corporation and shall be duly Authenticated by the Warrant Agent, in accordance with Section 2.5. After the Detachment Date, the Uncertificated Warrants authorized in Section 2.6 shall be evidenced by a book position on the register of holders to be maintained by the Warrant Agent in accordance with Section 2.7.

(4)

Following the Detachment Date, by written order of the Corporation, the Warrant Agent shall deliver Warrant Certificates to Holders and record the name of the Holders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a book position appearing on the register of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

(5)

Prior to the close of business on the Detachment Date, the Class A Restricted Voting Units sold in connection with the Offering and consisting of one Class A Restricted Voting Share and one-half of a Warrant, subject to certain exceptions as set out in Section 2.5, shall be evidenced only by electric registration through the non-certificated inventory (NCI) system of CDS (or a Depositary), which may include Class A Restricted Voting Units offered and sold to Qualified Institutional Buyers in the Offering, and which shall be combined, exchanged or transferred upon the records of the Corporation’s transfer agent and/or Depositary, as applicable, only with a Class A Restricted Voting Share, subject to applicable law. Prior to the close of business on the Detachment Date, the Class B Units sold (consisting of one Class B Share and one-half of a Warrant), shall be evidenced only by Unit Certificates, and which may be combined, exchanged or transferred upon the records of the Corporation’s transfer agent and/or Depositary, only with a Class B Share, subject to applicable law. The right to receive the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units, and the Class B Shares and Warrants underlying the Class B Units, may not be split up, combined, exchanged or transferred separately upon the records of the Corporation’s transfer agent or of the Corporation, the Escrow Agent or the Corporation prior to the close of business on the Detachment Date.

(6)	Each Unit Certificate shall bear a legend on its face in substantially the following form, depending on whether issued for a Class A Restricted Voting Unit or a Class B Unit, as applicable:

“Prior to the close of business on the date that is 40 days following the closing of the initial public offering (or if such 40th day is not on a trading day on the Toronto Stock Exchange, then on the immediately succeeding trading day following such date), this certificate evidences Class B Units consisting of one Class B share and one-half of a share purchase warrant, which may not be transferred separately. See reverse for further details.”

(7)	Each Unit Certificate shall bear a legend on its reverse side in substantially the following form, as applicable:

“Prior to the close of business on the date that is 40 days following the closing of the initial public offering (or if such 40th day is not on a trading day on the Toronto Stock Exchange, then on the immediately succeeding trading day following such date) (“Detachment Date”), this certificate evidences Class B Units consisting of one Class B share (“Class B Share”) and one-half of a share purchase warrant (“Warrant”), which may be combined, exchanged or transferred only with Class B Shares upon the records of the transfer agent, or of the Corporation, and the Class B Shares evidenced by this certificate may not be split up, combined, exchanged or transferred separately. Promptly after the Detachment Date, the holder of record of this certificate at the close of business on the Detachment Date will be mailed a definitive Warrant Certificate evidencing his, her or its ownership of the Warrants represented hereby; after the Detachment Date, this certificate shall no longer represent the Class B Units, but shall solely evidence the number of Class B Shares set forth herein. The number of Warrants evidenced hereby equals the half of the number of Class B Shares evidenced hereby. No fractional Warrant Certificates will be issued and the holder hereof shall not be entitled to any cash or other consideration in lieu of interest in, or claim to, any fraction of a Warrant. By acceptance hereof, the holder expressly waives any right to receive a fractional Share upon exercise of the right represented by a Warrant Certificate. The holder may, but need not, submit this certificate after the Detachment Date to the transfer agent for issuance of a new certificate (without legends) solely evidencing Class B Shares in substitution for this certificate. By acceptance hereof, the holder expressly assents to the provisions of the Warrant Agency Agreement dated as of June 24, 2015 between Alignvest Acquisition Corporation and Equity Financial Trust Company, and agrees to be bound by its terms.”

(8)

The Corporation shall maintain a list of all registered holders of Unit Certificates and will, subject to Section 2.2(3), cause the Warrant Agent to mail or deliver Warrant Certificates evidencing Warrants to the Holders of the Unit Certificates as of the close of business on the Detachment Date within seven Business Days after the Detachment Date.

(9)

After the Detachment Date, the Unit Certificates shall cease to represent the Units, but shall instead represent only that amount of Shares indicated thereon. After distribution of definitive Warrant Certificates, Warrants represented thereby may be transferred by delivery alone without regard to the Shares, as applicable, with which they were originally sold.

(10)

The Corporation will not be obligated to issue any fraction of a Warrant after the Detachment Date, and any Warrants which a Holder is entitled to receive after the Detachment Date shall be rounded down to the nearest whole number.

Section 2.5	Form of Warrants, Certificated Warrants

(1)

The Warrants may be issued in both certificated and uncertificated form. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Holders to be maintained by the Warrant Agent in accordance with Section 2.7. Notwithstanding anything to the contrary in this Agreement, subject to Securities Laws, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(2)

For those Warrants that will be evidenced by a certificate, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent, shall be dated as of the Detachment Date (including all replacements issued in accordance with this Agreement), shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Irrespective of any adjustments pursuant to Article 4 hereof, all replacement Warrants Certificates shall continue to express the number of Shares purchasable upon the exercise of the Warrant(s) evidenced thereby and the Exercise Price thereof as if such Warrant Certificates were initially issued as of the Detachment Date pursuant hereto. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by either of the Chief Executive Officer or Chief Financial Officer of the Corporation whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(3)

Upon the written order of the Corporation, the Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Agreement. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the Holder or Holders are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Agreement requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(4)

Any Warrant Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Agreement and applicable Securities Laws, validly entitle the holder to acquire Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Agreement.

(5)

No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the Holder thereof to the benefits of this Agreement, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Agreement or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the Holder thereof is entitled to the benefits of this Agreement.

(6)

No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the Holder thereof to the benefits of this Agreement, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent substantially in the form of the Warrant Certificate set out in Schedule “A” hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Corporation and that the Holder is entitled to the benefits of this Agreement. The Authentication by the Warrant Agent on any such Certificated Warrant hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Agreement or of such Warrant or its issuance (except the due Authentication thereof and any other warranties by law) or as to the performance by the Corporation of its obligations under this Agreement and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

(7)

No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the Holder thereof to the benefits of this Agreement, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Agreement. Authenticating by way of entry on the register shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Agreement or of such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Warrant Agent shall in no respect be liable or answerable for the use made of the Uncertificated Warrants or any of them or the proceeds thereof.

(8)	All Warrants issued to Qualified Institutional Buyers may be issued in either certificated or uncertificated form. All Warrants issued to holders of Class B Units will be issued in certificated form.

Section 2.6	Book Entry (Non-Certificated Inventory) Warrants

(1)

Re-registration of beneficial interests in, and transfers of, Warrants held by the Depository shall be made only after the Detachment Date through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time.

(2)

Notwithstanding any other provision in this Agreement, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Warrants and the Corporation is unable to locate a qualified successor;

(b)

the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d)	the Corporation determines that the Warrants shall no longer be held as Uncertificated Warrants through the Depository;

(e)	such right is required by applicable law, as determined by the Corporation and the Corporation’s counsel; or

(f)

the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person and such registration is determined to be necessary by the Corporation and the Corporation’s counsel;

following which, Warrants for those holders requesting the same shall be registered to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide an Officer’s Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.6(2) .

(3)

Subject to the provisions of this Section 2.6, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.12, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4)

Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5)

Notwithstanding anything to the contrary in this Agreement, subject to applicable law, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6)

The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and procedures of the Depository.

(7)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

	(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(8)

The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

Section 2.7	Register for Warrants

(1)

The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated and uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

	(a)	the name and address of the Holder of the Warrants, the date of Authentication thereof and the number Warrants;

(b)

whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Certificated Warrant, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto, if any;

(c)	whether such Warrant has been cancelled; and

(d)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(2)

The register or registers, as applicable, shall be available for inspection by the Corporation and or any holder during the Warrant Agent’s regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any holder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the holder and agreeing not to use the information therein except in connection with an effort to call a meeting of holders or to influence the voting of holders at any meeting of holders.

Section 2.8	Issue in Substitution for Lost Warrant Certificate

(1)

If any of the Warrant Certificates shall become mutilated or lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 2.8(2), shall issue and thereupon, at the written direction of the Corporation, the Warrant Agent shall countersign and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen satisfactory to the Warrant Agent in its sole discretion, acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to the Warrant Agent in its sole discretion, acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.9	Transfer and Ownership of Warrants

(1)

The Warrants may be transferred on the register kept at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Warrant Agent, acting reasonably, only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency (or at any other place that is designated by the Corporation with the approval of the Warrant Agent) the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule “A” hereto, (b) in the case of Book Entry Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, and (c) upon compliance with:

(a)	the conditions herein;

(b)	such requirements as the Warrant Agent may reasonably prescribe; and

(c)	all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee a Warrant Certificate, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of the CDS Global Warrant be certificated, and Warrants that are held as Book Entry Warrants shall be transferred and recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

(2)

Subject to the provisions of this Agreement, and applicable law, the holder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Shares (or other security issued in accordance with Article 4) by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

Section 2.10	Transferee Entitled to Registration

(1)

The transferee of a Warrant shall, after the transfer form attached to the Warrant Certificate is duly completed and the Warrant Certificate and transfer form are lodged with the Warrant Agent, and upon compliance with all other conditions in that regard required by this Agreement and by all applicable securities legislation and requirements of regulatory authorities, be entitled to have his or her name entered on the register as the owner of such Warrant, free from all equities or rights of set-off or counterclaim between the Corporation and his or her transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

(2)

Upon compliance with all such applicable requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant (or it shall Authenticate and deliver a Certificated Warrant instead, upon request), representing the Warrants transferred and the transferee of a Book Entry Warrant shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

Section 2.11	Ownership of Warrants

(1)

The Corporation and the Warrant Agent may deem and treat the registered Holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary, except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither the Corporation nor the Warrant Agent shall be bound to take notice of, or see to the execution of, any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the Person registered as Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(2)

Subject to the provisions of this Agreement and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Warrants held thereby. The exercise of the Warrants in accordance with the terms hereof and the receipt by any such Holder of Shares pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such Holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.12	Exchange of Warrant Certificates

(1)

Warrant Certificates, representing Warrants entitling the Holders to receive any specified number of Shares, may, prior to the Expiry Time and upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another Warrant Certificate or Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Shares as are issuable under the Warrant Certificate or Warrant Certificates so exchanged.

(2)

Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and shall, upon the valid completion of the exchange in accordance with the terms of this Agreement, be cancelled.

(3)

Except as otherwise herein provided, the Warrant Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s), and payment of such charges and reimbursement to the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

(4)	Warrant Certificates exchanged in accordance with this Section 2.12 that bear a legend set forth in Section 2.13 herein shall bear the same legend.

Section 2.13	Restrictions and Transfers under United States Securities Laws

(1)

The Warrants and the Shares have not been and will not be registered under the U.S. Securities Act and applicable state securities laws and the Corporation has no current intention to effect such registration. All Warrants and Shares issued to a U.S. Person that is not a Qualified Institutional Buyer will be issued in certificated form only and each Warrant Certificate shall bear the following additional legend until the closing of a Qualifying Acquisition:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ALIGNVEST ACQUISITION CORPORATION (THE “CORPORATION”) OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION. THE SECURITIES REPRESENTED HEREBY CANNOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if at the time of issuance of the Warrants or Shares, as applicable, the Corporation is a “foreign issuer” as defined in Regulation S, and the Warrants and Shares, as applicable, are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with Canadian laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent in the form attached as Schedule “B” hereto or as the Corporation may prescribe from time to time; notwithstanding the foregoing, the Corporation’s transfer agent may impose additional requirements for the removal of legends from securities sold in accordance with Rule 904 of Regulation S in the future.

(2)

After the closing of a Qualifying Acquisition, all Warrants issued to any U.S. Person will be issued in certificated form only and each Warrant Certificate shall bear the following additional legend until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ALIGNVEST ACQUISITION CORPORATION (THE “CORPORATION”); (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if at the time of issuance of the Warrants or Shares, as applicable, the Corporation is a “foreign issuer” as defined in Regulation S, and the Warrants and Shares, as applicable, are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with Canadian laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent in the form attached as Schedule “B” hereto or as the Corporation may prescribe from time to time; notwithstanding the foregoing, the Corporation’s transfer agent may impose additional requirements for the removal of legends from securities sold in accordance with Rule 904 of Regulation S in the future; provided, further, if any of the Warrants or Shares, as applicable, are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivering to the Corporation and the transfer agent for the Corporation an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

(3)

If a certificate representing the Warrants or the Shares is tendered for transfer and bears the legend set forth in Section 2.13(1) or Section 2.13(2), as applicable, and the holder thereof has not obtained the prior written consent of the Corporation, the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the certificate representing such securities and the transfer is being made (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, if available, and in compliance with any applicable local securities laws, (iii) in compliance with the exemption from registration under the U.S. Securities Act provided by (A) Rule 144 thereunder, if available, or (B) Rule 144A thereunder, if available, and in both cases, in compliance with any applicable state securities laws, or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and in the case of (iii)(A) and (iv) above, after the seller has furnished to the Corporation and the Warrant Agent requirements stated in Section 2.13(1) or Section 2.13(2), as applicable, to such effect.

(4)

Notwithstanding any terms set out herein, Warrants having the legend set forth in Section 2.13(1) and Section 2.13(2), as applicable, may not be held in the name of the Depository or in the form of Uncertificated Warrants. Notwithstanding any other provisions of this Agreement, in processing and registering transfers of Warrants, no duty or responsibility whatsoever shall rest upon the Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend contained in Section 2.13 or Section 2.13(2), as applicable, or with the relevant securities laws or regulations, including, without limitation, Regulation S of the U.S. Securities Act and the Warrant Agent shall be entitled to assume that all transfers are legal and proper.

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.1	Rights of Exercise of Warrants

(1)

Subject to the further provisions hereof, the Warrants may be exercised at any time during the period commencing on the Commencement Time and terminating at the Expiry Time in accordance with the conditions herein and subject to adjustment in accordance with Article 4.

(2)

Notwithstanding subsection (1) hereof, a Holder of a Warrant may notify the Corporation and the Warrant Agent in writing, in the form of election attached hereto as Schedule “C”, if it elects to be subject to the provisions contained in this subsection (2), provided, however, that no Holder of a Warrant shall be subject to this subsection (2) unless it makes such election. If the election is made by a Holder, the Warrant Agent shall not effect the exercise of the Holder’s Warrant, and such Holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person, to the Corporation’s actual knowledge, would beneficially own, control or direct securities carrying in excess of 9.9% (the “Maximum Percentage”) of the voting rights attached to all of the Corporation’s voting securities outstanding immediately after giving effect to such exercise. Upon receipt of notice of exercise of Warrant(s) by any Holder who has elected to be subject to this subsection (2) hereof, the Warrant Agent shall seek the confirmation of the Corporation (to its actual knowledge) as to the aggregate number of voting securities beneficially owned by such Holder, or over which control or direction is exercised, whether direct or indirect, or a combination of beneficial ownership and control and direction, and the Warrant Agent shall be permitted to rely completely and fully on such confirmation of the Corporation without further inquiry. For purposes of the foregoing sentence, the aggregate number of voting securities beneficially owned by such person, or over which control or direction is exercised, whether direct or indirect, or a combination of beneficial ownership and control and direction, shall include the number of voting securities issuable upon exercise of the Warrant with respect to which the determination is being made. For any reason at any time, upon the written request of the Holder of the Warrant, the Corporation shall, within two (2) Business Days, confirm orally and in writing to such Holder the number of voting securities then outstanding. By written notice to the Corporation and the Warrant Agent, in the form of election attached hereto as Schedule “C”, the Holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such Holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation and the Warrant Agent. For greater certainty, no such election shall apply to any registered transferee of the Holder, absent its own election.

Section 3.2	Method of Exercise of Warrants

(1)

Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant may exercise the right thereby conferred on him or her to acquire one Share (subject to adjustment pursuant to Article 4) in respect of each Warrant held by surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificate(s) held by him or her, together with (i) the exercise form forming part of the Warrant Certificate (the “Exercise Form”) duly completed and executed by the Holder or his or her executors, administrators or other legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to $11.50 per Share (the “Exercise Price”) multiplied by the number of Shares subscribed for pursuant to such Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.

(2)

The Exercise Form shall be executed as set out in Section 3.2(1) and shall specify the number of Shares which the Holder wishes to acquire (being not more than that number which he or she is entitled to acquire pursuant to the Warrant Certificate(s) so surrendered). Such Shares shall be issued in the name of the Holder.

(3)

In the event that a Holder has not exercised his or her Warrants in accordance with the provisions hereof prior to the Expiry Time, all Warrants then held by such Holder shall expire and be of no further force and effect as at the Expiry Time.

(4)

If the principal transfer office of the Warrant Agent in the city where the Warrant Agency is situate is for any reason not available to act in connection with the exchange of Warrant Certificates or exercise of Warrants as contemplated by this Agreement, the Corporation and the Warrant Agent shall arrange for another office in such city to act in connection with the exchange of Warrant Certificates and exercise of Warrants and shall give notice of the change of such office to the Holders.

(5)

A beneficial owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment of the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. Such Confirmation from the Depository to the Warrant Agent shall electronically confirm that the beneficial holder of Uncertificated Warrants at the time of exercise of the Uncertificated Warrants: (a) is not in the United States; and (b) is not a U.S. Person and is not exercising the Uncertificated Warrants on behalf of a U.S. Person or a person in the United States. If the Depository (i) is not able to make or deliver the foregoing Confirmation to the Warrant Agent or (ii) the beneficial owner of the Uncertificated Warrants is in the United States or exercising for the account or benefit of a U.S. Person, including without limitation Qualified Institutional Buyers that acquired Warrants in the Offering, such Uncertificated Warrants shall be removed from the book entry registration system, and an individually registered Warrant Certificate shall be issued to such beneficial holder, and the exercise procedures set forth in Section 3.2(1) shall be followed.

(6)

Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Participant and payment from such beneficial holder should be provided to the Book Entry Participant sufficiently in advance so as to permit the Book Entry Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent, and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Shares to which the exercising Holder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Participant exercising the Warrants on its behalf. A failure by a Book Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Participant or the Beneficial Owner.

(7)

By causing a Book Entry Participant to deliver notice to the Depository, a holder shall be deemed to have irrevocably surrendered his, her or its Warrants so exercised and appointed such Book Entry Participant to act as his, her or its exclusive settlement agent with respect to the exercise and the receipt of Shares in connection with the obligations arising from such exercise.

Section 3.3	Notification of Early Expiry

In the event that at any time on a date following the Commencement Time, the Closing Price of the Shares equals or exceeds the Warrant Acceleration Threshold Price (as it may be adjusted pursuant to Article 4) for any 20 Trading Days within a 30-Trading Day period (an “Acceleration Event”), the Expiry Date may be accelerated by the Corporation providing a notice to Holders and the Warrant Agent announcing and confirming the occurrence of such Acceleration Event, and in such case the Expiry Date shall be the date which is 30 days following the date on which such notice is provided in accordance with the terms of this Agreement.

Section 3.4	Effect of Exercise of Warrants

(1)

If the Warrants are duly exercised in accordance with Section 3.1(1) and Section 3.2, and subject to Section 3.1(2),the Shares subscribed for shall be deemed to have been issued and the Person or Persons to whom such Shares are to be issued shall be deemed to have become the holder or holders of record of such Shares on the Exercise Date unless the transfer registers for the Shares shall be closed on such date, in which case the Shares subscribed for shall be deemed to have been issued and such Person or Persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2)

In the case of Warrants which are exercised in accordance with the provisions of Section 3.1(1) and Section 3.2, and subject to Section 3.1(2), within three Business Days after the Exercise Date of such Warrants, the Warrant Agent shall cause to be delivered or mailed to the Person in whose name the Shares so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such Person for pick-up at the Warrant Agency, certificates representing the Shares to be issued pursuant to such Exercise Form, registered in such name.

Section 3.5	Partial Exercise of Warrants

(1)

The holder of any Warrants may exercise his or her right to acquire Shares in part and may thereby acquire a number of Shares less than the aggregate number which he or she is entitled to acquire pursuant to the Warrant Certificate(s) surrendered in connection therewith. In the event of any acquisition of a number of Shares less than the number which the holder is entitled to acquire, he or she shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Warrant Certificate(s) representing the balance of the Shares which he or she was entitled to acquire pursuant to the surrendered Warrant Certificate(s) and which were not then acquired.

(2)

Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon valid exercise of any Warrants after the Commencement Time and prior to the Expiry Time, to issue fractions of Shares or to distribute certificates which evidence the same. A holder or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. Any fractional Shares to which a Holder is entitled shall be rounded down to the nearest whole Share, and no cash or other consideration will be paid in lieu of fractional Shares.

Section 3.6	Cancellation of Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant hereto (including those exercised and surrendered under Section 3.2 or Section 3.5) shall be cancelled and, after the expiry of any period of retention prescribed by law, cancelled by the Warrant Agent, and the Warrant Agent shall furnish the Corporation on request with a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby and the number of Shares which could have been or were acquired pursuant to each cancelled Warrant Certificate.

Section 3.7	Warrants Void after the Expiry Time

No Holder shall have any further rights under this Agreement or the Warrant Certificates (other than the right to receive Shares in respect of Warrants duly exercised prior to or at the Expiry Time, as the case may be), after the Expiry Time and the Warrants shall be null and void and of no effect.

Section 3.8	Accounting and Recording

(1)

The Warrant Agent shall promptly, and in any event within five Business Days following any exercise of Warrants, notify the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation as designated by the Corporation) all monies received by the Warrant Agent on the subscription of Shares through the exercise of Warrants. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by, the Warrant Agent for the Corporation.

(2)

The Warrant Agent shall record the particulars of Warrants exercised which shall include the names and addresses of the Persons who become holders of Shares on the Exercise Date. Within three Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation.

Section 3.9	Securities Restrictions

Notwithstanding anything herein contained, Shares shall only be issued by the Corporation (upon exercise of the Warrants) in compliance with the Securities Laws of any applicable jurisdiction.

Section 3.10	Restrictions on Exercise under United States Securities Laws

(1)

The Warrants may not be exercised by or on behalf of a Person in the United States or a U.S. Person unless registered under the U.S. Securities Act or unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Warrants has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and to the Warrant Agent to such effect; provided that a Qualified Institutional Buyer that purchased Class A Restricted Voting Units in the Corporation’s private placement of Class A Restricted Voting Units to, or for the account or benefit of, Persons in the United States or U.S. Persons in the Offering will not be required to deliver an opinion of counsel in connection with the exercise of Warrants that are a part of those Class A Restricted Voting Units by the holder of the Warrants.

(2)

Any Shares issued to, or for the account or benefit of, a Qualified Institutional Buyer that cannot make the representations set forth in Box A on the Exercise Form of the Warrant Certificate shall continue to be subject to the restrictions on re-sale and transfer of the Shares made by such Qualified Institutional Buyer in the U.S. Private Placement Memorandum at the time of acquisition of the Class A Restricted Voting Units in the Offering.

ARTICLE 4
ADJUSTMENTS

Section 4.1	Adjustment upon Share Reorganization or Capital Reorganization

(1)	The number of Shares purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a)	If, at any time prior to the Expiry Time, the Corporation shall:

(i)	subdivide, redivide or change its then outstanding Shares into a greater number of shares; or

(ii)	consolidate, reduce or combine its then outstanding Shares into a lesser number of shares; or

(iii)

fix a record date for the issue of, or issue Shares or Convertible Securities to all or substantially all of the holders of the Shares as a stock dividend or other distribution (other than at the holder’s option in lieu of a cash dividend);

(any such event being herein called a “Share Reorganization”), then the number of Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date or record date at which holders of Shares are determined for the purposes of the Share Reorganization, by multiplying the number of Shares that a Holder was entitled to upon exercise of Warrants immediately prior to such effective date or record date, by a fraction of which:

(i)

the numerator shall be the number of Shares outstanding immediately after giving effect to such Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Shares, the number of Shares that would have been outstanding if such securities had been exchanged for or converted into Shares on such date; and

(ii)	the denominator shall be the number of Shares outstanding on such effective date or record date before giving effect to such Share Reorganization.

(b)

To the extent that any adjustment in the number of Shares issuable upon exercise of the Warrants occurs pursuant to Section 4.1(1)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Shares, the number of Shares to which a Holder is entitled on the exercise of his or her Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Shares to which such Holder is entitled on the exercise of his or her Warrants which would then be in effect based upon the number of Shares actually issued and remaining issuable after such expiration.

(c)	If, at any time prior to the Expiry Time, there occurs:

(i)

a reclassification or redesignation of the Shares or a change, exchange or conversion of the Shares into or for other shares or securities or property or any other capital reorganization (other than a Share Reorganization); or

(ii)

a consolidation, merger, plan of arrangement, compulsory acquisition under section 187 of the Business Corporations Act (Ontario) or amalgamation of the Corporation with or into any other Person which results in the cancellation, reclassification or redesignation of the Shares or a change, exchange or conversion of the Shares into or for other shares or securities or property or the transfer of all or substantially all of the assets of the Corporation to another body corporate, trust, partnership or other entity or the Corporation being controlled (within the meaning of the Tax Act) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises his or her right to acquire Shares shall be entitled to be issued and receive, and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Shares to which he or she was theretofore entitled upon exercise of his or her Warrants, the kind and aggregate number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Shares to which he or she was theretofore entitled upon exercise of his or her Warrants.

(d)

If determined appropriate to give effect to or to evidence the provisions of Section 4.1(1)(c) on the advice of counsel, the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set forth in this Agreement with respect to the rights and interests thereafter of the Holders to the end that the provisions set forth in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Holder is entitled on the exercise of its acquisition rights thereafter. Any agreement entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(1)(d) shall be a supplemental agreement entered into pursuant to the provisions of Article 12 hereof. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in Section 4.1(1)(c) and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e)	Except for the completion by the Corporation of a Qualifying Acquisition, the Corporation shall not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(i)

all or substantially all of the assets of the Corporation become the property of, or are under the control of, or the Corporation is controlled (within the meaning of the Tax Act) by another Person (an “Acquiring Person”); and

	(ii)	holders of Shares receive any other security in replacement of, or in addition to, or in consideration for their Shares;

(f)

unless, at or prior to the effective time of such Capital Reorganization, the holders of Shares vote in favour of such Capital Reorganization, or the Acquiring Person agrees to be bound by the terms of this Agreement by executing and delivering such supplemental agreement, warrant or other document as may be satisfactory to the Corporation, acting reasonably.

Section 4.2	Adjustment upon Rights Offering

(1)

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, if and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a “Rights Offering” and the Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the “Offered Shares”), the number of Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Shares issuable upon the exercise of a Warrant in effect on the record date and (2) a fraction:

(a)

the numerator of which shall be the sum of (a) the number of Shares outstanding on the record date, plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b)	the denominator of which shall be the sum of:

(i)	the number of Shares outstanding on the record date; and

(ii)

the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

(c)

Any Offered Shares owned by or held for the account of the Corporation or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Shares issuable upon exercise of a Warrant shall be readjusted to that number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2)

If and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation issues or distributes to all or substantially all the holders of Shares, (i) shares of any class other than Shares, or (ii) rights, options or warrants for or into Equity Shares, other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or evidences of indebtedness, or (iii) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or an Extraordinary Dividend or is not adjusted pursuant to this Section 4.2(2) or a Rights Offering (any of those non-excluded events being herein called a “Special Distribution”), the number of Shares issuable upon exercise of a Warrant shall be adjusted effective immediately after the record date at which the Holders of Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Shares issuable upon exercise of a Warrant in effect on the record date and (2) a fraction:

(a)

the numerator of which shall be the product of (I) the sum of the number of Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

	(b)	the denominator of which shall be:

(i)

the product of (I) the sum of the number of Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Corporation announces its intention to make such Special Distribution;

less

(ii)

the aggregate fair market value, as determined by the Board of Directors, whose determination shall be conclusive, absent manifest error, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(c)

Any Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Shares issuable upon exercise of a Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

Section 4.3	Adjustment to Exercise Price and Extraordinary Dividend Threshold

(1)	If at any time after the date hereof and prior to the Expiry Time any adjustment in the number of Shares purchasable upon the exercise of any Warrant shall occur as a result of the operation of:

	(a)	Section 4.1(1);

	(b)	Section 4.2(1); or

(c)

Section 4.2(2) if the event referred to therein constitutes the issue or distribution to all or substantially all the holders of Shares of (A) Equity Shares, or (B) rights, options or warrants exchangeable for or convertible into Equity Shares at an exchange or conversion price per Equity Share less than the Current Market Price on the record date for such Special Distribution;

then (i) each of the Exercise Price payable upon the subsequent exercise of any Warrants and the Warrant Acceleration Threshold Price (together, the “Prices”) shall be simultaneously adjusted by multiplying the applicable Price in effect immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the number of Shares issuable upon exercise of the Warrant; and (ii) the Extraordinary Dividend Threshold shall be simultaneously adjusted by multiplying the Extraordinary Dividend Threshold in effect immediately prior to such adjustment by a fraction which shall be the reciprocal fraction employed in the adjustment of the number of Shares issuable upon exercise of the Warrant, in each case subject to readjustment upon the operation of, and in accordance with, the provisions of Section 4.1(1), Section 4.2(1) and/or Section 4.2(2), as applicable.

(2)	If at any time after the date hereof and prior to the Expiry Time, any Extraordinary Dividend is paid, the then Exercise Price shall on the payment date be reduced by the Excess Amount.

Section 4.4	Entitlement to Shares and Other Securities on Exercise of Warrants

All Shares or shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his or her Warrants, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Agreement, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Warrants.

Section 4.5	No Adjustment for Stock Options, Issuances Below Exercise Prices, etc.

(1)

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Shares, rights, options, warrants or securities exchangeable or convertible into Shares, is being made pursuant to this Agreement or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Corporation, or being made to satisfy existing instruments issued and outstanding as of the date of this Agreement.

(2)

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Shares, rights, options, warrants or securities exchangeable or convertible into Shares, is made at a price below their respective exercise prices, including the Exercise Price.

Section 4.6	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 4, including the failure to adjust, such question shall be conclusively determined by the Corporation’s Auditors, or if they are unwilling or unable to act, by such other firm of independent accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors, and they shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other Persons interested therein.

Section 4.7	Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue as fully-paid and non-assessable all the Shares (or other securities) which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section 4.8	Action Requiring Adjustment

In case the Corporation, after the date hereof, shall take any action affecting the Shares, other than the actions described in this Article 4 which, in the opinion of the Directors would materially affect the rights of the holders and/or the acquisition rights of the holders, then that number of Shares which are to be received upon the exercise of the Warrants shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the holders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Corporation’s securities are then listed.

Section 4.9	Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation’s Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

Section 4.10	Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will announce to the Warrant Agent and to the Holders, by way of notice, its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Article 4. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is provided. The notice shall be provided in each case not less than 14 days prior to such applicable record date. If the notice has been provided and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and provide a notice confirming such adjustment computation.

Section 4.11	No Action after Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.9 and Section 4.10, respectively.

Section 4.12	Protection of Warrant Agent

(1)	The Warrant Agent shall not:

(a)

at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 4, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

be accountable with respect to the validity or value (or the kind or amount) of any Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)

be responsible for any failure of the Corporation to issue, transfer or deliver Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4;

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation; and

(2)

The Warrant Agent shall be entitled to act and rely upon the certificates or adjustment calculations of the Corporation and the auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 4.9, without verification or liability.

Section 4.13	Adjustments Cumulative

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

Section 4.14	Participation by Holder.

No adjustments shall be made pursuant to this Article 4 if the Holders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Holders had exercised their Warrants prior to, or on the effective date or record date of, such event.

ARTICLE 5
PURCHASES BY THE CORPORATION

Section 5.1	Optional Purchase by the Corporation

Subject to compliance with Securities Laws and approval of applicable regulatory authorities, the Corporation may from time to time purchase on any stock exchange, in the open market, by private contract or otherwise, any of the Warrants. Any such purchase shall be made at the lowest price or prices at which such Warrants are then obtainable (and agreed to by the sellers of such Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation and the sellers of such Warrants may determine. In the case of Certificated Warrants, the Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent upon the written direction of the Corporation. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register of Warrants and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

ARTICLE 6
COVENANTS OF THE CORPORATION

Section 6.1	Issuance of Shares

(1)

The Warrants, when issued as herein provided, and in the case of a Warrant Certificate, when countersigned as herein provided, shall be valid and enforceable against the Corporation and, subject to the provisions of this Agreement, the Corporation shall cause the Shares to be acquired pursuant to the valid exercise of Warrants under this Agreement and the certificates representing such Shares to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof. At all times prior to the Expiry Date, while any of the Warrants are outstanding, the Corporation shall reserve, and there shall be conditionally allotted but unissued out of its authorized capital, that number of Shares sufficient to enable the Corporation to meet its obligations hereunder. All Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable. The Corporation shall make all requisite filings, and pay all applicable fees, under applicable Securities Laws to report the exercise of the Warrants.

(2)	As long as any Warrants remain outstanding, the Corporation covenants to the Warrant Agent for the benefit of the Holders as follows:

	(a)	it will maintain its corporate existence and carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice;

(b)

it will use commercially reasonable efforts to maintain its status as a reporting issuer or equivalent under the applicable securities laws of at least one of the provinces or territories of Canada (but this shall in no way prevent any tender offer, merger or similar transaction);

(c)

it will use commercially reasonable efforts to maintain the listing of its outstanding Shares on the TSX and to seek to ensure the Shares issuable upon the exercise of the Warrants will be listed and posted for trading on such exchange simultaneously with or as soon as practicable following their issue (but this shall in no way prevent any tender offer, merger or similar transaction);

(d)

it will do, execute, acknowledge and deliver or cause to be done, executed acknowledged and delivered, all other acts, deeds and assurances as the Warrant Agent may reasonably require for better accomplishing and affecting the provisions of this Agreement;

	(e)	it will reserve and there shall be conditionally allotted but unissued out of its authorized capital, that number of Shares sufficient to enable the Corporation to meet its obligations hereunder;

(f)	all Shares which are issued upon the exercise of the right to subscribe for and purchase provided for herein, upon payment of the Exercise Price, shall be fully paid and non-assessable; and

(g)	it will duly and punctually perform and carry out all of the acts and things to be done by it as provided in this Agreement.

Section 6.2	To Pay Warrant Agent Remuneration and Expenses

The Corporation covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expenses, disbursements or advances as may arise out of or result from the Warrant Agent’s gross negligence, wilful misconduct or bad faith. The Warrant Agent shall not have any recourse against the securities or any other property held by it pursuant to this Agreement for payment of its fees and the Warrant Agent acknowledges and agrees that it shall not be entitled to and waives any rights to or interest in any of the Escrow Funds in the escrow account under any circumstances. It is expressly understood that the Escrow Funds shall not be used to pay any of the Warrant Agent’s remuneration, expenses, disbursements or advances. Any amount owing under this Section 6.2 and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 6.2 shall survive the resignation of the Warrant Agent or the termination of this Agreement.

Section 6.3	To Perform Covenants

The Corporation shall duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Agreement and that it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Agreement.

Section 6.4	Warrant Agent May Perform Covenants

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Warrant Agent may notify the Holders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Holders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 6.5	Corporation Not Reporting in United States

The Corporation confirms that as at the date of execution of this Agreement it does not have a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Securities Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an Officers’ Certificate in a form provided by the Warrant Agent notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain obligations with respect to those clients who are filing with the SEC.

ARTICLE 7
ENFORCEMENT

Section 7.1	Suits by Holders of Warrants

Subject to Section 9.11, all or any of the rights conferred upon any Holder by any of the terms of the Warrant Certificates, Uncertificated Warrants or this Agreement may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

Section 7.2	Suits by the Corporation

The Corporation shall have the right to enforce full payment of the Exercise Price of all Shares issued to a Holder hereunder upon exercise of any Warrant, and shall be entitled to demand such payment from the Holder or alternatively to instruct the Warrant Agent to cancel the certificates and amend the securities register accordingly.

Section 7.3	Immunity of Shareholders, etc.

The Warrant Agent and the holders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or the Sponsor (or any director or officer of the Sponsor) or any Successor Corporation on any covenant, agreement, representation or warranty by the Corporation herein.

Section 7.4	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future director, officer or shareholder of the Corporation or any Successor Corporation or any of the past, present or future employees or agents of the Corporation or any Successor Corporation, but only the property of the Corporation or any Successor Corporation shall be bound in respect hereof.

Section 7.5	Waiver of Default

(1)	Upon the happening of any default hereunder:

(a)

the Holders of not less than 66 2/3% of the aggregate number of the Warrants then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Warrant Agent shall have the power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent’s opinion based on the advice of counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein, and provided further that no act or omission either of the Warrant Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 8
SUCCESSOR CORPORATIONS

Section 8.1	Certain Requirements

A successor corporation (as the result of an amalgamation or merger with the Corporation) (a “Successor Corporation”), shall, to the extent necessary and desirable, execute, before or contemporaneously with the consummation of any such transaction, an agreement supplemental hereto together with such other instruments as are satisfactory to the Warrant Agent and are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Corporation under this Agreement.

Section 8.2	Vesting Of Powers in Successor

Whenever the conditions of Section 8.1 have been duly observed and performed, the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Corporation under this Agreement in the name of the Corporation or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Corporation.

ARTICLE 9
MEETINGS OF HOLDERS OF WARRANTS

Section 9.1	Right to Convene Meetings

The Warrant Agent shall on receipt of a written request of the Corporation or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Warrant Agent failing, within seven days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario, or at such other place as may be approved or determined by the Warrant Agent.

Section 9.2	Notice of Meetings

At least 21 calendar days’ prior written notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10, and a copy thereof must be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent), and to the Corporation (unless the meeting has been called by the Corporation). Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat with such information as to enable the Holders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

Section 9.3	Chairman

An individual (who need not be a Holder) designated in writing by the Corporation shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman. The chairman of the meeting need not be a holder.

Section 9.4	Quorum

Subject to Section 9.12, at any meeting of the Holders a quorum shall be two persons (including beneficial holders of the Warrants) present in person, each being a Holder entitled to vote thereat or a duly appointed proxyholder or representative for an absent Holder so entitled, and together holding or representing by proxy more than 20% of the aggregate number of the Warrants then outstanding. If a quorum is present at the opening of any meeting of Holders, the Holders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold or represent by proxy more than 20% of the aggregate number of the Warrants then outstanding.

Section 9.5	Power to Adjourn

The chairman of any meeting at which a quorum is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given, except such notice, if any, as the meeting may prescribe.

Section 9.6	Show Of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

Section 9.8	Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Share to which that Person is entitled to acquire pursuant to the Warrant or Warrants held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Warrant, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case that more than one of them is present in Person or by proxy, they must vote together in respect of the Warrants of which they are joint Holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Warrants held or represented by him or her, but shall not have a second or deciding vote.

Section 9.9	Regulations

(1)	The Corporation may from time to time, make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(a)

providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b)

for the deposit of instruments appointing proxies at such place as the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally, the calling of meetings of Holders and the conduct of business thereat.

(2)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 9.10), shall be the Holders and Persons whom the Holders have by instrument in writing duly appointed as their proxies.

Section 9.10	Corporation and Warrant Agent May Be Represented

The Corporation and the Warrant Agent, by their respective officers, directors, agents or employees, and the legal advisers of the Corporation and the Warrant Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise.

Section 9.11	Powers Exercisable By Extraordinary Resolution

(1)

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Agreement or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)

with the consent of the Corporation, such consent not to be unreasonably withheld, to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders and/or the Warrant Agent in its capacity as warrant agent hereunder (with the prior written approval of the Warrant Agent) against the Corporation, or against its property, whether such rights arise under this Agreement or the Warrant Certificates or otherwise;

(b)

to assent to any modification of or change in or addition to or omission from the provisions contained in this Agreement or in the Warrant Certificates which must be agreed to by the Corporation and the Warrant Agent and to authorize the Warrant Agent to concur in and execute any Agreement supplemental hereto embodying any such modification, change, addition or omission;

(c)

to direct or authorize the Warrant Agent to exercise any power, right, remedy or authority given to it by this Agreement in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(d)	to waive and direct the Warrant Agent to waive any default of the Corporation hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(e)

to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing any of the covenants of the Corporation contained in this Agreement or the Warrant Certificates, or for the execution of any power hereunder;

(f)

to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(g)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(h)

with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed.

Section 9.12	Meaning of “Extraordinary Resolution”

(1)

The expression “Extraordinary Resolution” when used in this Agreement means, subject as provided in this Article 9, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article 9 at which there are Holders present in Person or by proxy of not less than 20% of the aggregate number of the Warrants then outstanding and passed by the affirmative votes of the Holders of not less than 66 2/3% of the aggregate number of the Warrants then outstanding represented at the meeting and voted on a poll upon such resolution.

(2)

If, at any such meeting, the Holders of not less than 20% of the Warrants then outstanding, are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than seven days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting, the Holders present in Person or by proxy shall form a quorum, but that it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.12(1) shall be an Extraordinary Resolution within the meaning of this Agreement, notwithstanding that Holders of not less than 20% of the Warrants then outstanding are not present in Person or by proxy at such adjourned meeting.

(3)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 9.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Agreement stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

Section 9.15	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article 9 provided may also be taken and exercised by Holders of not less than 66 2/3% of the Warrants then outstanding by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed.

Section 9.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all holders, whether present at or absent from such meeting, and every instrument in writing signed by the Holders in accordance with Section 9.15 shall be binding upon all the holders of Warrants, whether signatories thereto or not, and each and every holder shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice of the effect of the instrument in writing to all Holders and the Corporation as soon as reasonably practicable.

Section 9.17	Holdings by Corporation and its Subsidiaries Disregarded

In determining whether a Holder holding Warrant Certificates evidencing the entitlement to acquire the required number of Shares are present at a meeting of Holders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Holders’ Request or other action under this Agreement, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation and not cancelled shall be disregarded.

ARTICLE 10
NOTICES

Section 10.1	Notice to the Corporation and the Warrant Agent

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered or if sent by letter, postage prepaid, or by facsimile transmission:

If to the Corporation, to:

Alignvest Acquisition Corporation
100 King Street West, Suite 7050
Toronto, ON M5X 1C7

Attention: Sanjil Shah
Email: sshah@alignvest.com

If to the Warrant Agent, to:

Equity Financial Trust Company
200 University Avenue, Suite 300
Toronto, ON M5H 4H1
Attention: Vice President, Corporate Trust
Fax: (416) 361-0470

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2)

The Corporation or the Warrant Agent, as the case may be, may from time to time, notify the others in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Agreement.

Section 10.2	Notice to Holders of Warrants

Except as herein otherwise expressly provided and subject to Section 10.3, any notice required or permitted to be given to Holders under the provisions of this Agreement shall be deemed to be validly given if personally delivered, if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned, or if issued by a press release, at the Corporation’s discretion; provided that a notice given pursuant to Section 3.3 or Section 4.10 may not be provided by issuing a press release. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed, or if disseminated by way of press release, on the day it is so issued. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

Section 10.3	Mail Service Information

(1)

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)

in the case of the Warrant Agent or the Corporation, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by facsimile or other means of prepaid transmitted or recorded communication; and

	(b)	in the case of Holders, published once (i) in the national edition of The Globe & Mail, and (ii) in such other place or places and manner, if any, as the Warrant Agent may require.

(2)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Section 10.3(1).

ARTICLE 11
CONCERNING THE WARRANT AGENT

Section 11.1	No Conflict of Interest

The Warrant Agent represents to the Corporation, to the best of its knowledge that, at the date of the execution and delivery of this Agreement, there exists no material conflict of interest in its duties and obligations as a warrant agent hereunder. In the event of a material conflict of interest arising in the Warrant Agent’s role as warrant agent hereunder, the Warrant Agent shall, as soon as practicable but in any case within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and obligations hereunder to a successor Warrant Agent approved by the Corporation. Notwithstanding the foregoing provisions of this Section 11.1, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

Section 11.2	Replacement of Warrant Agent

(1)

The Warrant Agent may resign and be discharged from all duties and liabilities hereunder by giving to the Corporation at least 45 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. The Holders by Extraordinary Resolution shall have the power, at any time, to remove the existing Warrant Agent and to appoint a new Warrant Agent. If the Warrant Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Warrant Agent or any Holder may apply to a judge of a court having jurisdiction, on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by a court of competent jurisdiction in the Province of Ontario shall be subject to removal as aforesaid by the Holders. Any new Warrant Agent appointed under any provision of this Section 11.2(1) must be a corporation authorized to carry on the business of a transfer agent in the Province of Ontario and. On any new appointment, the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurances conveyance, act or deed. If, for any reason, it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall, at the expense of the Corporation, execute the same in favour of the new warrant agent.

(2)

Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Warrant Agent shall be a party or any corporation succeeding to the transfer agency business of the Warrant Agent, shall be the successor Warrant Agent under this Agreement without the execution of any instrument or any further act.

(3)	Upon the appointment of a new Warrant Agent, the Corporation shall promptly notify the Holders thereof in the manner prescribed by Section 10.2 hereof.

Section 11.3	Evidence, Experts and Advisers

(1)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to any provision hereof or pursuant to a request of the Warrant Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Warrant Agent in good faith believes to be genuine.

(3)

Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(4)

The Warrant Agent may, at the expense of the Corporation, employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent. The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

Section 11.4	Warrant Agent May Deal in Securities

Subject to Section 11.1, the Warrant Agent may buy, sell, lend upon and deal in securities of the Corporation and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

Section 11.5	Warrant Agent Not Ordinarily Bound

Except as otherwise specifically provided herein, the Warrant Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained.

Section 11.6	Warrant Agent Not Required To Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution or administration of its duties under this Agreement or otherwise in respect of the premises.

Section 11.7	Warrant Agent Not Required To Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice, the Warrant Agent may, for all purposes of this Agreement, conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

Section 11.8	Acceptance of Appointment

The Warrant Agent hereby accepts its appointment as warrant agent under this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

Section 11.9	Duties of Warrant Agent

(1)	The Warrant Agent, in exercising its powers and discharging its duties hereunder, shall:

	(a)	act honestly and in good faith; and

	(b)	exercise the care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances.

Section 11.10	Actions by Warrant Agent

(1)

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Holders.

(2)

Subject only to Section 11.7, the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Warrant Agent:

(a)	a Holder’s Request or Extraordinary Resolution directing the Warrant Agent to take such act, action, or proceeding;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)

an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(3)

None of the provisions contained in this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(5)

No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with applicable securities laws. The Warrant Agent shall be entitled to assume that all transfers are legal and proper.

Section 11.11	Protection of Warrant Agent

(1)	By way of supplement to the provisions of any law for the time being relating to Warrant Agents, it is expressly declared and agreed as follows:

(a)

the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Warrant Certificates (except the representation contained in Section 11.1) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

	(c)	the Warrant Agent shall not be bound to give notice to any Person or Persons of the execution hereof;

(d)

notwithstanding the foregoing or any other provision of this Agreement, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Agreement in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority; (ii) lost profits; or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages;

(e)

the Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct;

(f)

in the event that any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the time for release of such funds until such uncertified cheque has cleared the financial institution upon which the same is drawn; and

(g)

the forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

Section 11.12	Indemnification of the Warrant Agent

The Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the “Indemnified Parties”) from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties’ duties, or any other services that Warrant Agent may provide in connection with this Warrant Agency Agreement. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, fraud, wilful misconduct or bad faith of any Indemnified Party, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Warrant Agency Agreement. For greater certainty, it is expressly understood that the Escrow Funds shall not be used to pay any of the Indemnified Parties’ fees, expenses or disbursements, certificates or claims, and the Warrant Agent acknowledges and agrees that it shall not be entitled to and waives any rights to or interest in any of the Escrow Funds in the escrow account under any circumstances.

Section 11.13	Third Party Interests

Each party to this Agreement hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

Section 11.14	Not Bound To Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 11.15	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 12
SUPPLEMENTAL AGREEMENTS

Section 12.1	Supplemental Agreements

(1)

From time to time, the Warrant Agent and, when authorized by a resolution of its Directors, the Corporation, may, subject to the provisions hereof, and they shall, when required by this Agreement, execute, acknowledge and deliver, by their proper officers, deeds or agreements supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

	(a)	adding to the covenants of the Corporation herein contained for the protection of the Holders in addition to those herein specified;

(b)

making such provision not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that the Warrant Agent shall be of the opinion, relying on the advice of its counsel, that such provisions shall not be prejudicial to the interests of the Holders;

(c)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(d)

evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Agreement;

	(e)	giving effect to any Extraordinary Resolution passed as provided in Article 9;

	(f)	setting forth adjustments in the application of the provisions of Article 4; and

(g)

for any other purpose not inconsistent with the terms of this Agreement, provided that in the opinion of the Warrant Agent relying on the advice of counsel, the rights of the Warrant Agent and of the Holders are in no way prejudiced thereby.

(2)

The Warrant Agent may also, without the consent or concurrence of the Holders, by supplemental agreement or otherwise, concur with the Corporation in making any changes or corrections in this Agreement which it has been advised by its counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or agreement supplemental or ancillary hereto, provided that in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and of the Holders are in no way prejudiced thereby.

ARTICLE 13
GENERAL PROVISIONS

Section 13.1	Execution

This Agreement may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, and notwithstanding their date of execution, they shall be deemed to be dated as of the date hereof.

Section 13.2	Rights of Rescission

Should a Holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the Holder’s funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the Holder. In such cases, the Holder shall seek a refund directly from the Corporation and subsequently, the Corporation shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any Shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the Holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such Holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section 13.2, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section 13.2. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the Holder, the Warrant Agent shall return such funds to the Holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

Section 13.3	Force Majeure

Neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.3.

Section 13.4	Satisfaction and Discharge of Agreement

Upon the earlier of:

(1)	the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrant Certificates theretofore issued hereunder; and

(2)	the Expiry Time;

and if all certificates representing Shares, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Agreement shall cease to be of any force and effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

Section 13.5	Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in Section 9.17 hereof, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(1)

the names (other than the name of the Corporation) of the Holders of Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

(2)	the number of Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation have not been cancelled;

and the Warrant Agent, in making the computations in Section 9.17 hereof, shall be entitled to rely on such certificate without any additional evidence.

Section 13.6	Provisions of Agreement and Warrants for the Sole Benefit of Parties and Holders

Nothing in this Agreement or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

ALIGNVEST ACQUISITION CORPORATION

By:	(signed) “Reza Satchu”
Reza Satchu
President and Chief Executive Officer

By:	(signed) “Sanjil Shah”
Sanjil Shah
Chief Financial Officer and Corporate
Secretary

EQUITY FINANCIAL TRUST COMPANY

By:	(signed) “Kathy Thorpe”
Senior Trust Officer

By:	(signed) “Derrice Richards”
Senior Advisor

SCHEDULE “A”
ALIGNVEST ACQUISITION CORPORATION
FORM OF WARRANT CERTIFICATE

Certificate
No.[ ] CUSIP
01625W110	Share Purchase Warrants

[If Issued pursuant to Section 2.13(1) of the Warrant Agency Agreement, insert:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ALIGNVEST ACQUISITION CORPORATION (THE “CORPORATION”) OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION. THE SECURITIES REPRESENTED HEREBY CANNOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

[If Issued pursuant to Section 2.13(2) of the Warrant Agency Agreement, insert:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ALIGNVEST ACQUISITION CORPORATION (THE “CORPORATION”); (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR

“A” - 1

(D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

[For all Warrants issued to Qualified Institutional Buyers, insert:

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AFTER THE TIME OF EXPIRY AS DESCRIBED HEREIN.

THIS CERTIFICATE IS TO CERTIFY that for value received [ ] (herein referred to as the “Holder”) is the registered holder of the number of Warrants of Alignvest Acquisition Corporation (the “Corporation”) stated above, and subject to adjustment provisions as set forth in the Warrant Agency Agreement (as defined below), is entitled to acquire, on the date that is 30 days following the date of the closing of the Qualifying Acquisition (the “Commencement Time”) (at which time, as the remaining Class A Restricted Voting Shares of the Corporation would, under their current terms (as of the date of the Warrant Agency Agreement), have been automatically converted into Class B Shares, each Warrant would be exercisable for one Class B Share) and up until 5:00 p.m. (Toronto time) on the date that is five years after the date of completion of a Qualifying Acquisition, or the next succeeding Business Day of such date is not a Business Day (the “Expiry Date”), upon payment of Cdn.$11.50 (the “Exercise Price”) for each Warrant represented hereby, one Share (as defined herein), all in the manner and subject to the restrictions and adjustments set forth in the Warrant Agency Agreement, provided that if a Qualifying Acquisition is not consummated during the Permitted Timeline, the Expiry Date shall be the last date of the Permitted Timeline, and further provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3 of the Warrant Agency Agreement, the Expiry Date shall be determined in accordance with Section 3.3 of the Warrant Agency Agreement.

For purposes of this Certificate, any reference to “Shares” shall mean the Class A Restricted Voting Shares for which the Warrants are conferred the right to acquire, provided that under their current terms (as of the date of the Warrant Agency Agreement), at the time of the closing of the Qualifying Acquisition, any issued and outstanding Class A Restricted Voting Shares remaining would automatically convert into Class B Shares, and all references to “Shares” herein would thereafter mean the Class B Shares (as the context requires), and provided that in the event of any adjustment in accordance with the provisions of the Warrant Agency Agreement, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them.

“A” - 2

Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Agency Agreement. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Agency Agreement, the terms and conditions of the Warrant Agency Agreement shall govern.

The Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an Agreement (which Agreement, together with all other instruments ancillary thereto, is referred to herein as the “Warrant Agency Agreement”) dated as of June 24, 2015 between the Corporation and Equity Financial Trust Company (the “Warrant Agent”). Reference is hereby made to the Warrant Agency Agreement for a full description of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof, and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Agency Agreement were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Warrant Agency Agreement. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Warrant Agency Agreement, the Warrant Agency Agreement shall prevail. The Corporation will furnish to the holder of this Certificate, upon request and without charge, a copy of the Warrant Agency Agreement.

In the event that prior to the Expiry Date, the Holder has not exercised the Warrants represented hereby in accordance with the terms of the Warrant Agency Agreement, then any Warrants represented by this Certificate which have not been so exercised shall be deemed to have expired and shall be of no further force and effect as of 5:00 p.m. (Toronto time) on the Expiry Date.

Upon exercise, the Warrants so exercised shall be void and of no value or effect.

Certificates representing the Shares issued upon exercise of the Warrants (reflecting any adjustments as provided herein and in the Warrant Agency Agreement) shall, within three Business Days after the Exercise Date, be mailed by the Corporation to the address of the Holder thereof last appearing on the register of Holders maintained by the Warrant Agent. The Warrants contain provisions allowing Holders to restrict their ability to exercise Warrants if as a result they would hold more than 9.9% of the Corporation’s shares after giving effect to any such exercise.

The right to acquire Shares may only be exercised by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto;

“A” - 3

(b)	by providing a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation for the aggregate purchase price of the Shares so subscribed; and

(c)	surrendering this Warrant Certificate to the Warrant Agent at the Warrant Agency;

all in accordance with Section 3.2 of the Warrant Agency Agreement.

The Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the offices referred to above.

Upon surrender of these Warrants, the Person or Persons in whose name or names the Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Warrant Agency Agreement) to be the holder or holders of record of such Shares, and the Corporation has covenanted that it will (subject to the provisions of the Warrant Agency Agreement) cause a certificate or certificates representing the Shares to be delivered or mailed to the Person or Persons at the address or addresses specified in the Exercise Form within three Business Days.

The Warrant Agency Agreement provides for adjustments to certain rights of Holders including the number of Shares issuable upon exercise of the Warrants upon subdivision, consolidation or reclassification of the Shares or any reclassification or capital reorganization of the Corporation and certain dividends and distributions of securities, including rights, options or warrants to purchase Shares or securities convertible or exchangeable into Shares or assets of the Corporation. The Holder should refer to the Warrant Agency Agreement which provides for adjustments in certain other events.

The Corporation shall not be required, upon valid exercise of any Warrants after the Commencement Time and prior to the Expiry Time, to issue fractions of Shares or to distribute certificates which evidence the same. A Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. Any fractional Shares to which a Holder is entitled shall be rounded down to the nearest whole Share, and no cash or other consideration will be paid in lieu of fractional Shares.

The terms and conditions relating to the Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Warrant Agency Agreement. The Warrant Agency Agreement contains provisions making binding upon all Holders of Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

The holding of the Warrants, as evidenced by this Certificate, shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Warrant Agency Agreement or in this Certificate.

“A” - 4

The Holder of this Certificate may, upon compliance with the reasonable requirements of the Warrant Agent and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Shares as are issuable under this Certificate.

The Warrants evidenced by this Certificate may only be transferred in accordance with applicable securities laws and upon due execution and delivery to the Warrant Agent of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Warrant Agency Agreement and compliance with such other reasonable requirements as the Warrant Agent may prescribe.

The Warrants represented hereby have not been registered under the U.S. Securities Act or any applicable state securities laws. Accordingly, prior to the closing of a Qualifying Acquisition (as defined in the Warrant Agency Agreement) Warrants may not be distributed or transferred in the United States or to, or for the benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act). After the closing of a Qualifying Acquisition, Warrants may not be distributed or transferred in the United States or to, or for the benefit of, a U.S. Person unless the distribution or transfer is being made in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and the Holder has furnished to the Corporation and the Warrant Agent an opinion of counsel in form and substance satisfactory to the Corporation and the Warrant Agent to such effect. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of Warrants or its transferee.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent under the Warrant Agency Agreement.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in his or her name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu’il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s’y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

[Remainder of page left intentionally blank. Signature page follows.]

“A” - 5

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed as of the________day of_______________, 20_____.

ALIGNVEST ACQUISITION CORPORATION

By:
Name:
Title:

By:
Name:
Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Agency Agreement. Signed by the Warrant Agent as of the________day of_______________, 20_____.

EQUITY FINANCIAL TRUST COMPANY

By:
Authorized Signing Officer

“A” - 6

EXERCISE FORM

TO:	ALIGNVEST ACQUISITION CORPORATION
AND TO:	EQUITY FINANCIAL TRUST COMPANY

(1)

The undersigned hereby irrevocably subscribes for, and exercises his or her right to be issued, the number of Shares set forth below, such Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Agency Agreement.

(2)	The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A [ ]

The undersigned holder (i) at the time of exercise of the Warrants is not in the United States and is not exercising the Warrants on behalf of a Person in the United States; (ii) is not a “U.S. Person” (a “U.S. Person”), as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. Person”; and (iii) did not execute or deliver this exercise form in the United States.

B [ ]

The undersigned holder (a) is the original United States “qualified institutional buyer”, within the meaning of Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), that purchased the Warrants pursuant to the Corporation’s Offering and delivered the certificate of Qualified Institutional Buyer attached to the U.S. Private Placement Memorandum in connection with its purchase of Class A Restricted Voting Units, (b) is exercising the Warrants for its own account or for the account of the Qualified Institutional Buyer with respect to which it exercises sole investment discretion and for which it purchased the Warrants, and (c) is, and such principal, if any, is, a Qualified Institutional Buyer at the time of exercise of these Warrants and the representations and warranties of the holder made in the original U.S. Private Placement Memorandum including the certificate of Qualified Institutional Buyer remain true and correct as of the date of exercise of these Warrants.

C [ ]

The undersigned holder has delivered to Equity Financial Trust Company an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Note: The undersigned holder understands that unless Box A above is checked, the certificate representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B above is checked. If Box C above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

The undersigned hereby irrevocably directs that the Shares be issued and delivered as follows:

“A” - 7

Number of
Name in full	Address (include Postal Code)	Shares

(Please print full name in which certificate(s) are to be issued.)

Dated this _____day of ____________________,__________.

Signature Guaranteed	Signature of Registered Holder

Name of Registered Holder

[   ]     Please check box if certificates representing these Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address set forth above.

Instructions:

The registered holder may exercise his or her right to receive Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, together with the applicable payment therefor, to Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. Certificates for Shares shall be delivered or mailed within three Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Shares are to be issued to a Person or Persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

If Box C is checked, any opinion tendered must be in form and substance satisfactory to the Corporation and the Warrant Agent. Holders planning to deliver an opinion of counsel in connection with the exercise of Warrants should contact the Corporation and the Warrant Agent in advance to determine whether any opinions to be tendered will be acceptable to the Corporation and the Warrant Agent.

“A” - 8

TRANSFER FORM

     ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH

TRANSFER.

TO:	ALIGNVEST ACQUISITION CORPORATION
AND TO:	EQUITY FINANCIAL TRUST COMPANY

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ________________________________________________________________________________________________________________________________ (print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocable constitutes and appoints _______________as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a United States restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(A) the transfer is being made only to the Corporation;

[ ]	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “B” to the Warrant Agency Agreement, or

[ ]	(C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

“A” - 9

[   ]     If transfer is to a U.S. Person, check this box.

DATED this day of __________, 20 .

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
)
)
)
Guarantor’s Signature/Stamp	)	Name of Transferor
)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

[ ]	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

[ ]	Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

[ ]	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution

“A” - 10

that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

“A” - 11

Schedule “B”
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Equity Financial Trust Company, as registrar and transfer agent

AND TO:	Alignvest Acquisition Corporation (the “Corporation”)

The undersigned (A) acknowledges that the sale of ____________________of the Corporation represented by certificate number __________to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange or the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:	X
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

“B” - 1

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, ____________________ (the “Seller”) dated ____________________, with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date:

“B” - 2

SCHEDULE “C”
FORM OF ELECTION

ELECTION

TO:	Alignvest Acquisition Corporation (the “Corporation”)

AND TO:	EQUITY FINANCIAL TRUST COMPANY (“Equity”)

Reference is made to the warrant agency agreement dated June 24, 2015 between the Corporation and Equity, as warrant agent (as it may be amended, the “Warrant Agency Agreement”). Any capitalized term in this election that is not otherwise defined herein shall have the meaning ascribed thereto in the Warrant Agency Agreement.

The undersigned hereby authorizes and elects to be subject to the provisions contained in section 3.1(2) of the Warrant Agency Agreement and authorizes the Warrant Agent not to effect the exercise of the undersigned’s Warrant(s), to the extent that after giving effect to such exercise, the undersigned, to the Corporation’s actual knowledge, would beneficially own, control or direct securities carrying in excess of _______________ % (or if not completed, it shall be 9.9%), of the voting rights attached to all of the Corporation’s voting securities outstanding immediately after giving effect to such exercise, and this shall be your good, sufficient and irrevocable authority for so doing.

     DATED this _____day of ____________________, _____20 .

[Name of Holder]

By:

OR

Witness	[Name of Holder]

“C” - 1